UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## FORM 8-K

## CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):  July 14, 2008

## CLECO CORPORATION
(Exact name of registrant as specified in its charter)

| **Louisiana** | **1-15759** | **72-1445282** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**2030 Donahue Ferry Road
Pineville, Louisiana**                    **71360-5226**
(Address of principal executive offices)          (Zip Code)

Registrant's telephone number, including area code: (**318**) **484-7400**

## CLECO POWER LLC
(Exact name of registrant as specified in its charter)

| **Louisiana** | **1-05663** | **72-0244480** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**2030 Donahue Ferry Road
Pineville, Louisiana**                    **71360-5226**
(Address of principal executive offices)          (Zip Code)

Registrant's telephone number, including area code: (**318**) **484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01       Other Events.**

On July 14, 2008, Cleco Power LLC (the "Company"), a wholly owned subsidiary of Cleco Corporation, filed a request for a new rate plan with the Louisiana Public Service Commission (the "LPSC") to increase the Company's base rate for electricity.  The LPSC directed the Company to file a full base rate case at least 12 months prior to the expected in-service date for Rodemacher Power Station Unit No. 3 ("RPS-3").

If the new rate plan proposed by the Company is approved by the LPSC, it is expected to result in a net decrease in the Company's billings to its retail customers of approximately $72 million in the first normal year of commercial operation of RPS-3. The Company is primarily seeking recovery of revenues sufficient to cover the addition of RPS-3 to its existing expense and rate base levels.  Although base revenues will increase under the Company's proposed rate plan, overall retail billings are expected to decrease. Factors contributing to this decrease are:  (i) anticipated additional retail revenues of approximately $250 million recovered through its base rates and proposed riders; (ii) an expected decrease in projected costs recovered through its retail fuel clause of approximately $224 million; and (iii) an expected decrease of $98 million of RPS-3 financing costs which includes a refund of the cash collected from retail customers and the absence of previously collected RPS-3 financing costs.  If the Company's proposed rate plan is approved, the Company's customers would begin realizing benefits of lower fuel costs immediately upon commercial operation of RPS-3.  The Company expects that a new rate plan will be approved by the LPSC prior to the third quarter of 2009.

A copy of Keith D. Crump's, the Company's Vice President of Regulatory, Retail Operations and Resources Planning, direct testimony before the LPSC relating to the proposed new rate plan is furnished with this report as Exhibit 99.1. A copy of the Company's proposed new rate plan can be found on Cleco Corporation's website at www.cleco.com/site489.php.

This Current Report contains forward-looking statements about future results and circumstances.  There are many risks and uncertainties with respect to such forward-looking statements, including the risks and uncertainties more fully described in the Company's latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q.  Actual results may differ materially from those indicated in such forward-looking statements.

**Item 9.01       Financial Statements and Exhibits.**

(c) Exhibits.

The following exhibit is furnished herewith:

99.1    Direct testimony of Keith D, Crump, the Company's Vice President of Regulatory, Retail Operations and Resources Planning, before the LPSC relating to the proposed new rate plan.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date:   July 14, 2008               By:  /s/ R. Russell Davis
                                          R. Russell Davis
                                          Vice President, Chief Accounting
                                          Officer & Interim CFO

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO POWER LLC

Date:   July 14, 2008               By:  /s/ R. Russell Davis
                                          R. Russell Davis
                                          Vice President, Chief Accounting
                                          Officer & Interim CFO

# EXHIBIT INDEX

| Exhibit Number | Exhibit Description |
|---|---|
| 99.1 | Direct testimony of Keith D. Crump, the Company's Vice President of Regulatory, Retail Operations and Resources Planning, before the LPSC relating to the proposed new rate plan. |